A PENNSYLVANIA LIMITED LIABILITY PARTNERSHIP

Mailing Address P.O. Box 5231 Princeton, NJ 08543-5231
Princeton Pike Corporate Center 997 Lenox Drive Building 3 Lawrenceville, NJ 08648-2311
609-896-3600 Fax 609-896-1469 www.foxrothschild.com

May 30, 2006

VIA FEDERAL EXPRESS
Owen Pinkerton, Esq.
Senior Attorney
U.S. Securities and Exchange Commission
Division of Corporate Finance, Mail Stop 4561
Washington, D.C. 20549

Re:	KMA Global Solutions International, Inc.
Amendment No. 2 to Form 10-SB
File No. 0-51864; Filed April 18, 2006

Dear Mr. Pinkerton:

We submit this letter on behalf of our client, KMA Global Solutions International, Inc. (the “Company”) in response to your comment letter dated May 17, 2006 regarding the above filing. The Company appreciates the review by the Division of Corporation Finance staff of the Company’s Amendment No. 1 to its Form 10-SB. We also wish to communicate the Company’s desire to promptly obtain the staff’s determination that it has no further comments, as this registration statement shall go effective on the date hereof.

We present our responses to your comments and questions in the sequence set forth in your letter. The Company’s revised registration statement disclosure is provided, in the enclosed clean and marked copies of Amendment No. 2 to its Form 10-SB.

Item 1. Description of Business, page 4

1.
The Company’s web site address, which is also the original web site for the Company’s Canadian operating subsidiary, KMA Global Solutions, Inc. (“KMA (Canada)”), has been added to the first sentence of this section.

Owen Pinkerton, Esq.
May 30, 2006

Business Development, page 4
2.
Disclosure under the “Business Development” section has been enhanced to clearly describe the mechanics of the transactions consummated in March 2006 with Espo’s, Ltd. (“Espo’s”) and KMA Canada. This section now details: (i) the business purpose behind each transaction, (ii) the relationships, if any, between Jeffrey D. Reid, the Company, the original shareholders of Espo’s and the original shareholders of KMA (Canada), (iii) the consideration paid by the Company and the source of such consideration in each transaction, (iv) the identities of the parties receiving the consideration, and (v) any related agreements between Mr. Reid and past or present officers, directors or other controlling persons of the Company, KMA (Canada) or Espo’s.

3.
You commented that Espo’s was a “shell” corporation when the Company “acquired” it. In specific terms, the Company did not acquire but was merged with Espo’s, which was an operating company that was engaged in retail sales of sporting goods and athletic apparel, with a focus on aquatic sports products. Espo’s transferred its assets and liabilities immediately prior to its merger with the Company. Accordingly, no assets were acquired by the Company in this merger. The transaction was referred to as a “merger/reincorporation” because, as a result of the merger, Espo’s (a New York corporation) was merged into and survived by the Company (a Nevada corporation). The transaction was not a traditional reincorporation of one entity, but from the perspective of the shareholders of Espo’s the effect of the merger was its reincorporation from New York to Nevada. The Company has changed the language in this section to satisfy your comment and clarify the terminology that applies to the transaction. The Company also confirms that Espo’s ceased to exist as a result of the merger and shares of Espo’s common stock were converted to Company shares, including the 8,823 Espo’s common shares that are subject to a one-year escrow and lock up agreement.

4.
The Company’s disclosure in the first paragraph on page 4, that Espo’s was not an SEC reporting company, is correct and the disclosure on page 15 of the financial statements has been changed to conform to the statement on page 4.

5.	The final sentence of the first paragraph on page 4 has been revised to reflect that the shares now trading on the pink sheets are the Company’s common shares.

6.
An organization chart showing the Company’s current corporate structure, including the identities of r its majority shareholders, has been inserted to the Form 10-SB. The chart shows the relationship between and among the Company, KMA Global Solutions, LLC (“KMA LLC”), KMA Acquisition Exchangeco, Inc. (“Exchangeco”), and KMA (Canada).

7.
The Company has described in greater detail, on page 4, the relationship between it, KMA LLC, Exchangeco and KMA (Canada), including the purpose for KMA LLC and the “exchangeable shares” issued by Exchangeco. Currently, the Company holds 314,400 common shares of KMA (Canada) and Exchangeco holds the balance of the issued and outstanding common shares of KMA (Canada).

Owen Pinkerton, Esq.
May 30, 2006

With respect to your comment stated that exhibit 10.3 “purports to be an agreement between [the Company], KMA LLC and KMA (Canada),” that agreement in exhibit 10.3 was not finalized and executed and will be deleted from the exhibit list.

Corporate Structure, page 5

8.	The business purpose for forming wholly-owned subsidiaries in Barbados and Hong Kong has been described on page 5.

Electronic Article Surveillance (EAS) Industry, page 5

9.
The Company provides a basic description of Electronic Article Surveillance (“EAS”), the products that make up EAS, and how EAS products are used by customers. The section has been revised to be more descriptive. The statement that retailers and manufacturers have become more focused on protecting assets as they “move through the retail supply chain” refers to the ability of radio frequency identification tags (commonly referred to as “RFID”) to track inventory from manufacturer to retailer (and ultimately to the consumer and through the waste processing stream). The disclosure indicates that the Company has applied for and received patents incorporating RFID into its current product line. The Company has also elaborated on how it is “building the necessary infrastructure to be a single source for EAS solutions worldwide.”

10.
Further explanation has been provided regarding the uses for discrete radio frequency and acousto-magnetic technology and how the Company’s products “consolidate” these technologies “to improve efficiency, reduce costs, and provide value-added solutions for customers across many markets and industries.”

Principal Products, page 5

11.	The Company has revised the descriptions of the products it sells, omitting or explaining short-hand industry jargon that may not be understood by an average investor.

12.	“Radio frequency identification technology” has been more fully described on page 5.

13.	The Company discusses what a “Sensormatic EAS label” is and how it differs from its other products.

Principal Markets, page 7

14.
The Company’s disclosure has been made more specific with regard to the principal geographic markets into which its products are currently sold and has clarified where its primary markets are located and the specific countries in which it conducts operations.

Owen Pinkerton, Esq.
May 30, 2006

Business Strategy, page 7

15.
Greater details have been offered by the Company in support of its belief that RFID technology will experience “explosive growth over the next 5 to 10 years.” In addition, the Company has explained the steps taken to expand its EAS products to include RFID. The disclosure in the third paragraph under this heading, that a “Triple Tag” enables “high-volume, single-pass application of RFID-integrated EAS tags,” is explained in greater detail.

16.
The Company’s anticipated role with respect to the use of RFID technology has been discussed in further detail and the disclosure has been revised to state that the Company will rely on suppliers of this technology in the short term and will consider the acquisition of an RFID tag manufacturer in order to combine it with Company products when it becomes economically logical and feasible to do so.

17.	The “vendor population” has been identified.

Distribution, page 8

18.
The Company has further described the status of its overseas expansion efforts, referring to its plans to add operating subsidiaries and to move its headquarters to the U.S., with the anticipated timing of such expansion and the anticipated sources of funds to finance such expansion.

Competition, page 9

19.
The Company has deleted the language which stated it is “confident that our performance in these areas has been superior to our competitors and allows us to achieve exceptional levels of customer satisfaction.”

20.
The Company has explained in greater detail how the products sold by Sentry, I.D. Systems and Zebra compete with the Company’s products and has stricken the reference to “automation and integration systems.”

Manufacturing, Raw Materials, and Inventory, page 9

21.	The Company has explained, in the second paragraph under this heading, the meaning of its strategy to “vertically integrate manufacturing operations.”

Dependence on Customers, page 9

22.
The revised disclosure in this section indicates that the term “preferred supplier” is an industry term that means that retailers informally indicate a preference to their suppliers as to the company from which the supplier sources its EAS tagging solution. Suppliers are usually free to choose to source EAS tags from other than a preferred EAS supplier.

Owen Pinkerton, Esq.
May 30, 2006

23.
With respect to the term “development stage company,” the Company agrees that a development-stage enterprise is defined by Statement of Financial Accounting Standards No. 7 as a business devoting substantially all of its efforts to establishing a new business in which either: (1) planned principal operations have not commenced, or (2) there have been no significant revenues therefrom. While the Company is technically a start-up holding company with no operations or revenues itself, we agree that the business of its operating subsidiary is applied to the Company. Accordingly, the reference to its being a development stage company has been deleted.

24.
With respect to your question on the material terms of the Company’s agreements with its customers, the Company revised its disclosure to point out that these agreements are not uniform and are negotiated on a case by case basis. The duration of most of such agreements are annual, they are generally nonexclusive agreements, and they are typically subject to a given period for mutual notice of termination (generally thirty-days). The payment terms are generally thirty-days net. As specific terms vary from contract to contract, standard terms cannot be disclosed.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

25.
The Company has revised the first paragraph under this heading to eliminate the implication that the safe harbors provided by Section 27A of the Securities Act and Section 21E of the Exchange Act are applicable to this filing and the disclosure now states that the safe harbor is not available to issuers of “penny stock.”

26.
The Company has provided additional guidance regarding the steps it plans to take that will “offer significant savings supporting an increased level of profitability,” and presents a timetable for achieving these results. The new language reads, “This will be achieved by moving much of our manufacturing to specific targeted markets to reduce costs associated with freight, labor and duties. This will have a large impact in countries such as India where currently there exists little if any competition.”

27.
The Company has added language discussing how revenues have followed the recent trend of retailers requiring that manufacturers and distributors tag their products at the source. The Company refers to the portion of its revenues derived form retailers, manufacturers and distributors and points out that the latter two must be combined because of practical factors. There is disclosure that a shift has occurred in the sources of the Company’s revenues. The Company also indicates that this source-tagging trend is expected to have no impact upon its operations currently or going forward.

Results of Operations, page 12

28.
The Company has expanded its discussion of the reasons behind changes in performance measures from period to period, to more clearly explain why such changes occurred throughout the “Results of Operation” section.

Owen Pinkerton, Esq.
May 30, 2006

29.	“Organic sales” and “customer sourcing requirements” are described in the final paragraph on page 12.

30.
Under SG&A expenses, the Form 10-SB disclosure now explains the “tightened credit terms” from the Company’s suppliers and whether these terms represent a trend that may effect the Company’s operations going forward. In addition, the two new hires made during this time period are set forth.

31.	The percentage increase for operating income for the year ended January 31, 2006 as compared with the prior year has been disclosed.

Taxes on Income, page 14

32.	The Company has revised the tax disclosure on page 14 to be consistent with the financial statements.

Liquidity and Capital Resources, page 14

33.
The Company has revised the disclosure in this section to reflect that, for the fiscal year ended January 31, 2006, the Company experienced an increase in cash flow from investing activities of $71,448, and in its fiscal year ended January 31, 2005, there was a decrease in cash flow from investing activities of $442,608. The difference is attributed to the repayment in fiscal 2006 of the promissory note that was advanced in fiscal 2005 in the amount of $257,736.

34.	The Company has analyzed, on page 14, the difference between net cash provided by operating activities of $394,742 for the year ended January 31, 2005 and $122,281 for the year ended January 31, 2006.

35.	The first paragraph after the table on page 14 has been revised to better describe the anticipated source and timing of the referenced “infusion of capital.”

36.	The Company has revised the first paragraph on page 15 regarding the planned completion of high speed production facilities for DUAL Tag in June 2006.

37.
Details has been added regarding the loan provided to Mr. Reid, disclosed in the fourth paragraph on page 15, , including the payment term and interest rate. This loan has been referenced in the discussion under Certain Relationships and Related Transactions.

Compliance with Section 404 of the Sarbanes-Oxley Act of 2002, page 17

38.	As the Company is not required, under current law, to address the effectiveness of its internal controls over financial reporting it will maintain the existing disclosure on page 17.

Owen Pinkerton, Esq.
May 30, 2006

Item 3. Description of Property, page 17

39.	The Company has disclosed that it will maintain the location in Mississauga, Canada and will not vacate the premises. No termination penalty provision is set forth in the lease.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 18

40.
The first chart on page 18 contained an error on the percentage of KMA Global Solutions LLC ownership and it has been revised. In addition, the second chart has been amended to include all named officers and directors, with the exact share amounts held by each.

41.
The disclosure in the second paragraph on page 4 regarding the issuance of 314,400 shares to KMA (Canada) shareholders has been reconciled with the first chart on page 18, which amends the percentage of KMA LLC’s holding of shares of common stock in the Company.

42.
You asked for an explanation of the statement in footnote (1) at the bottom of page 18 that Jeffrey Reid controls the shares “by virtue of his control of the Company pursuant to the Exchange Agreement, which is the sole member of KMA LLC.”

The Company is the sole member of KMA LLC. The Company entered into an Exchange and Support Agreement dated March 14, 2006 (the “Exchange Agreement”), by and among the Company, KMA LLC, Exchangeco, and certain holders, from time to time, of securities (the “ Exchangeable Shares”) issued by Exchangeco. The Exchangeable Shares are "blank check," subordinate, non-voting preferred shares authorized in an unlimited number, and the economic equivalent of the shares of the Company. They are entitled to dividend, liquidation and voting rights equivalent to the Company shares into which they are exchangeable. In addition to the Exchange Agreement, a Stock Purchase Agreement was entered into by and between the Company, certain shareholders of the Company, and Exchangeco. Under the terms of this Stock Purchase Agreement, Exchangeco issued Exchangeable Shares to Mr. Reid and certain other Company shareholders.

The Exchange Agreement provides holders of Exchangeable Shares the right to vote the shares of the Company. It provides that the Company and KMA LLC grant the respective holders of Exchangeable Shares, the right to require the Company and/or KMA LLC to purchase from any holder all or any part of the Exchangeable Shares held by such holder, in consideration for some or all of the Company’s 1,700,000 shares of Common Stock held by KMA LLC. To facilitate such purchase and exchange, the Company issued to KMA LLC an amount of shares of the Company’s common stock equal to the amount of issued and outstanding Exchangeable Shares.

Accordingly, by virtue of the right of Mr. Reid as a holder of the Exchangeable Shares to require the Company and/or KMA LLC to purchase all or part of his Exchangeable Shares in consideration for the Company’s common stock held by KMA LLC, Mr. Reid is deemed to have control of the Company’s shares.

Owen Pinkerton, Esq.
May 30, 2006

Item 5. Directors and Executive Officers and Control Persons, page 19

43.
The Company has confirmed that Mr. Miller and Ms. Wilkes had, at the time of filing, and continue to hold exclusive responsibilities to KMA (Canada), the Company’s operating company, and neither Mr. Miller nor Ms. Wilkes serves any notable function for the Company, either directly or in their respective capacities as employees of KMA (Canada), including serving in a policy-making function for the Company in accordance with Rule 3b-7 under the Securities Exchange Act. Accordingly, neither has been included as a “named officer” in the Summary Compensation Table on page 21.

44.	The prior 5 years’ experience of each of the named executives and directors, including dates of such experience and identification of the relevant companies, has been provided.

45.	The material details of Mr. Reid’s employment agreement have been added in the fourth paragraph on page 20.

46.	Mr. Reid received no bonus and this is set forth in the second column of the Summary Compensation Table.

Item 8. Description of Securities, page 22

47.	The term “wholly unmissed” was a typographical error. The class of stock was intended to refer to a “wholly unissued” class. The change has been made in the body of the document.

48.
The financial statements are as of January 31, 2005 and 2006. After the Company’s March 2006 formation and its merger with Espo’s, the Company’s Nevada certificate of incorporation authorized 175 million shares of common stock and 25 million shares of preferred stock. The Company and its independent accounting firm, McGovern, Hurley, Cunningham, LP (the “Auditors”) point out that the financial statements set forth in the Form 10-SB refer to KMA (Canada). Changing the note that refers to the equity shares or referring to the post-merger authorized common stock and preferred stock in a subsequent event would not be appropriate. Accordingly, the Company has revised its disclosure to clearly describe the authorized 175 million shares of common stock and 25 million shares of preferred stock under “Description of Securities” and allow the investing public to understand that the change to the authorized amount and classes is not reflected on the financial statements.

49.
The second paragraph on page 23 has been revised to state that certain provisions of the Company’s articles of incorporation and by-laws, as amended from time to time, may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Company’s board of directors, including takeovers which particular stockholders may deem to be in their best interests.

Owen Pinkerton, Esq.
May 30, 2006

Financial Statements

Report of Independent Registered Accounting Firm, page 1

50.
We have been informed by the Auditors that they performed additional procedures in order to issue the revised opinion. However, because the audit was substantially complete on February 20, 2006, the Auditors did not “dual date” the audit opinion.

Note 2. Summary of Significant Accounting Policies

General

51.
With respect to your question on the nature of the line item “Deposits on Equipment and Patents” on the Company’s balance sheet, we point out that intangible assets are accounted for in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” which states that intangible assets with finite useful lives consist of capitalized legal costs incurred in connection with both approved patents and patent applications pending. It is our understanding that Note 7 addresses this question. We have been informed by the Company that there are no future commitments or contractual obligations in relation to deposits on equipment and patents.

Equipment and Amortization, page 7

52.
The Auditors requested us to refer your staff to Note 2 to the financials - “Summary of Significant Accounting Policies - Equipment and Amortization,” which points out that.  “amortization is provided over the assets’ estimated useful lives on a straight-line basis.” For equipment under capital lease, this was estimated at 10 years.

Leases, page 8

53.
According to the Auditors, leases have been classified as either capital or operating. A lease which transfers substantially all of the benefits and risks incidental to the ownership of property is accounted for as if it were an acquisition of an asset and the incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases, wherein rental payments are charged to earnings as incurred. Assets recorded under the capital leases are amortized on a diminishing balance basis over their estimated useful lives.

Owen Pinkerton, Esq.
May 30, 2006

Note 11. Commitments, page 13

54.	The amount of the Company’s commitment under a long-term lease for premises has been reconciled with the monthly rental amounts and lease term and is disclosed at page 17.

Note 14. Subsequent Events, page 15

55.
The subsequent event disclosure indicates that the Company “intends” to acquire all of the outstanding shares of the capital stock of KMA (Canada) in exchange for 34,244,800 post reorganization shares of the Company. Those shares have been acquired by KMA LLC.

In relation to this share issuance please note that:

a)
The former shareholders of KMA (Canada) received such shares on a pro-rata basis based on their ownership in KMA (Canada) at the time of the transaction. You are correct in noting that page 4 of the Form 10-SB discloses that the Company purchased 314,400 shares of KMA (Canada) common stock in exchange for the same number of the Company’s shares, which would result in KMA (Canada) shareholders holding 5,344,800 post-forward stock split shares. The remaining issued and outstanding 1,700,000 (28,900,000 post-forward stock split) shares were issued to KMA LLC. As stated in the Form 10-SB, KMA LLC is wholly-owned by the Company. However, because Jeffrey Reid controls Exchangeco, which has the power to require KMA LLC to exchange some or all of the shares of Common Stock that it holds for Exchangeable Shares, Mr. Reid effectively controls those shares;

b)& c)	The Company has closely reviewed paragraph (c) of Note 14 to the financial statements and is confident that the disclosure relating to the determination of the accounting acquirer and the accounting for the issuances of the shares in the relevant transactions is consistent with SEC standards.

Paragraph 17 of SFAS 141 provides guidance for identifying the acquiring entity, outlining the five specific factors that should be considered in determining the accounting acquirer (see Exhibit A). The Company considered the guidance in paragraph 17 of SFAS 141 and the information requested in paragraph (a) of this question in determining which entity is the accounting acquirer in the transaction.

It is generally understood by accounting professionals that the FASB did not intend for any one factor to be given more weight in all circumstances. We understand that the SEC staff also considers a number of other qualitative and quantitative factors when making a final determination. For example, in a two-party transaction, the relative size of the two parties (e.g., revenues, assets, earnings) would be considered. Most importantly, in accordance with SEC staff policies, the acquirer should be determined based on the most important factors, based on specific facts and circumstances, and not determined simply by a straight majority of factors (e.g., three of five factors).

Owen Pinkerton, Esq.
May 30, 2006

Accordingly, having taking into account the SFAS 141 guidance and reviewing the Auditor’s Note 14, the Company is confident that the disclosure provided offers the general public sufficient information with respect to the transaction covered by the note.

56.
As your question/comment points out, Exhibit 10.4 indicates that the 314,400 shares were the only outstanding shares of KMA (Canada) at the time of the transaction. KMA (Canada) underwent two coordinated and distinct reverse stock splits to position its shares for the anticipated merger. One group consisted of a reduction in the ratio of 5:1, whereby holders of 1,452,000 of KMA (Canada) cancelled their shares and were reissued 29,400 shares. The second group was in the ratio of 5:1, whereby holders of 8,000,000 common shares were reduced to 1,600,000 common shares of KMA (Canada). Accordingly, the 9,452,000 shares of KMA (Canada) outstanding as of January 31, 2006 were reduced to 1,890,400 shares.

57.
The Company expects to account for the 149,991 post consolidation shares to be issued to an agent for Espo’s Ltd. and the 11,662,000 post consolidation reorganization shares to be issued to certain entities in exchange for future financing and investor relation services as items of expense for services rendered (in the case of the 149,991 shares) and to be rendered (in the case of the 11,662,000 shares).

Part II. Item 1. Market Price of Stock and Dividends on the Registrant’s Common Equity and Other Stockholder Matters, page 23

58.
The Company has deleted the high and low bids for Espo’s common stock for periods prior to the Company’s merger with Espo’s as such information is likely irrelevant to investors. The Company’s disclosure was enhanced to highlight the fact that the prices listed for the Common Stock may not be a reliable indicator of their value due to the fact that the Pink Sheets have no listing standards and the volume of sales for your shares has been very light since they commenced trading. We also corrected the final paragraph on page 23 to change “ANDS” to “NASD” and to clarify that a market maker will have to seek quotation on the OTC Bulletin Board on your behalf.

59.
The statement, on page 24, that, “an undetermined number of which represent more than one individual participant in securities positions with the company” was intended to convey that certain shareholders are entities that hold shares on behalf of more than one beneficial owner. The language has been revised to reflect that meaning.

Owen Pinkerton, Esq.
May 30, 2006

Item 4. Recent Sales of Unregistered Securities, page 24

60.
Each issuance of the Company’s stock since inception has been listed under Item 4, with relevant information regarding the consideration paid for the stock and the private placement exemption from registration relied upon in connection with such issuance, including facts supporting such private placement exemption (there was no public solicitation, the purchasers were sophisticated investors with access to financial information and had equivalent bargaining power, etc.).

61.
With respect to the March 15, 2006 issuance of 314,400 shares of the Company’s common stock to shareholders of KMA (Canada) in exchange for an equal number of shares of KMA (Canada) common stock as well as the Acquisition Agreement in which the Company issued 1,700,000 shares of the common stock to KMA LLC and the issuance of certain shares in exchange for services rendered, the Company has included the information required by Item 701 of Regulation S-B with respect to these transactions.

We appreciate your prompt attention to this filing and would be grateful if we could clear all comments of the staff of the Division of Corporation Finance as promptly as possible.

Please feel free to contact the undersigned if you have any questions with respect to this response letter.

Thank you.

Sincerely,

By:	/s/
Lawrence Cohen

Enclosures

cc (w/enclosures):	Amanda McManus - SEC Division of Corporation Finance
Steven Jacobs - SEC Accounting Branch Chief
Amanda Sledge - SEC Accounting Branch
Jeffrey D. Reid

Exhibit A

Paragraph 17 of SFAS 141:

a. The relative voting rights in the combined entity after the combination—all else being equal, the acquiring entity is the combining entity whose owners as a group retained or received the larger portion of the voting rights in the combined entity. In determining which group of owners retained or received the larger portion of the voting rights, consideration shall be given to the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

b. The existence of a large minority voting interest in the combined entity when no other owner or organized group of owners has a significant voting interest—all else being equal, the acquiring entity is the combining entity whose single owner or organized group of owners holds the large minority voting interest in the combined entity.

c. The composition of the governing body of the combined entity—all else being equal, the acquiring entity is the combining entity whose owners or governing body has the ability to elect or appoint a voting majority of the governing body of the combined entity.

d. The composition of the senior management of the combined entity—all else being equal, the acquiring entity is the combining entity whose senior management dominates that of the combined entity. Senior management generally consists of the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them, or the executive committee if one exists.

e. The terms of the exchange of equity securities—all else being equal, the acquiring entity is the combining entity that pays a premium over the market value of the equity securities of the other combining entity or entities.